

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 4, 2016

<u>Via E-mail</u>
Dr. Rui Feng
Chief Executive Officer
Silvercorp Metals Inc.
Suite 1378-200 Granville Street
Vancouver, BC Canada V6C 154

> **Re:** **Silvercorp Metals Inc.**
> **Form 40-F for the Fiscal Year Ended March 31, 2015**
> **Filed June 23, 2015**
> **File No. 001-34184**

Dear Dr. Feng:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended March 31. 2015

Exhibit 99.1

Item 5 Mineral Properties page 36

1.   We note that your reserves are reported as of June 30, 2013. Additionally we note your Table 7 disclosure that includes production from April 1, 2014 to March 31, 2015. It appears production data in your Table 7 is missing from the period June 30, 2013 to March 31, 2014. Please advise.

2.   We note that your GC reserves are reported as of January 2012. In future filings please report your GC reserves to correspond to your fiscal year end or include a production table that includes production from the date of your reserve table to your most recent fiscal year end.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman at (202) 551-3610 or me at (202) 551-3790 if you have questions regarding the comments.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining